GARY BRACKETT

Zionsville, Georgia | garybrackett58@gmail.com

Skills Summary

Author| Transformative Coach | Speaker| CEO, Stacked Pickle I help people who are stuck and Stagnant eliminate roadblocks and simply their journey on becoming a champion!

Education

Master of Business Administration | Film | George Washington University | 2013-2014

NFL Executive Education | Wharton Business School | 2006

Bachelor of Science | Economics | Rutgers | 1998-2003

Experience

Stacked Pickle

CEO / January 2013-present

•Direct the operations, marketing and financial aspects of the Stacked Pickle's 9 corporate locations.
•Oversee & develop our product lines, form strategic community partnerships, and direct the company's overall vision and growth strategy.
•Implement & coach a culture of servant leadership across our company operations, the franchise community, operational services, and the entire company.
•Develop systems that allow for Stacked Pickle's operation to scale and franchise as a turn-key operation

Stacked Pickle

CEO / January 2013-present

•Direct the operations, marketing and financial aspects of the Stacked Pickle's 9 corporate locations.
•Oversee & develop our product lines, form strategic community partnerships, and direct the company's overall vision and growth strategy.
•Implement & coach a culture of servant leadership across our company operations, the franchise community, operational services, and the entire company.
•Develop systems that allow for Stacked Pickle's operation to scale and franchise as a turn-key operation

Brackett Productions

CEO / May 2017-present

winner (undrafted/walk-on) Gary Brackett...depicts the obstacles and challenges he faced, but mostly the manner by which he achieved greatness via determination, passion and a ferocious work ethic